UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                 SEC FILE NUMBER:

                                                               00-19288
                                                 CUSIP NUMBER:

                                                               356108100


(Check One):  |X| Form 10-K    |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q

              |_| Form N-SAR

              For Period Ended:  January 29, 2005
                                --------------------------------------

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              ------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of registrant:                                FRED'S INC.

Former Name if applicable:                              N/A

Address of principal executive office:                  4300 New Getwell Road

City, state and zip code:                               Memphis, Tennessee 38118

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   |X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR,
                or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form  10-Q, or portion thereof, will be filed on or before  the fifth  calendar day following the
                prescribed due date; and
   |_|     (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

As with many other companies in the retail industry, Fred's Inc. (the "Company") is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 on a timely basis because, after consultation with its audit committee and its current and previous independent registered public accounting firms, the Registrant requires more time to incorporate the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. In addition, as a result of our evaluation of internal control over financial reporting at January 29, 2005, the Company feels that material weaknesses related to lease accounting and the closing process exist. The Company presently expects to file its Form 10-K no later than April 29, 2005.


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

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Jerry A. Shore         (901) 238-2217

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As discussed above under Part III, the Company is making adjustments to its historical accounting for leases that will result in a restatement of prior period financial statements. Although the restatement has not yet been finalized and audited, the Company currently believes that the impact on the earnings of 2004, 2003, and 2002 will be approximately $0.02 to $0.03 reduction per share each year. Additionally, the balance sheet will include adjustments to net property and equipment, other current and non-current liabilities, and retained earnings. Accordingly, such previously filed annual and quarterly financial statements and the related independent auditors' reports should no longer be relied upon.

                                    SIGNATURE


     Fred's Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: April 14, 2005



                                         By:   /s/ Jerry A. Shore
                                            ----------------------------------
                                              Jerry A. Shore
                                              Executive Vice President and Chief
                                              Financial Officer


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